May 29, 2015

BY EDGAR AND BY HAND

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Amendment No. 3 to Draft Registration Statement on Form F-1
Confidentially Submitted March 31, 2015
CIK No. 0001611820

Dear Ms. Jacobs:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated April 20, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 4 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on March 31, 2015. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Ms. Barbara C. Jacobs

May 29, 2015

This letter is being submitted together with confidential draft no. 5 of the Draft Registration Statement (“Draft No. 5”). Draft No. 5 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 5, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 5.

We would like to thank you on behalf of the entire working group for your review of the amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 68

1.	We note your response to prior comment 9 that you believe that the information as disclosed in the Draft Registration Statement provides sufficient information for investors to calculate a “revenue per user” metric. However, considering that you do not disclose revenues by geography that correspond to the MAUs by geography that you disclose on page 69, it is difficult for readers to understand the trends in your geographic revenues per user. Tell us what consideration you gave to disclosing revenues by geography.

As indicated previously, the Company does not track quarterly revenues by geography, and such figures are not available at this time. In response to the Staff’s comment, however, the Company is preparing quarterly revenues by geography and will insert the revenue numbers in the Draft Registration Statement upon completion.

Notes to Consolidated Financial Statements

(20)Revenue, page F-20

(ii)Content and Others-LINE Games and Applications

Games developed by third-party game developers, page F-23

2.	We note your disclosure that you determined that each deliverable is a separate unit of account and you estimate the selling price of payment processing services and server hosting services. You then allocate any residual amount to services for channeling users. Please clarify your disclosure to also state the period over which each of these deliverables is then recognized.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-22 and F-23.

(iii) LINE advertising – Official Accounts, Sponsored Stickers and Free LINE Coins service, page F-25

3.	We note in your response to prior comment 15 you state that no accounting entries are recorded for free LINE Coins issued, except for those issued in connection with

Mr. Barbara C. Jacobs

May 29, 2015

the free LINE Coin advertising service. Please clarify whether you recognize a provision for costs associated with the free LINE Coins issued in connection with promoting other games, applications or products on your “Free Coins” page.

The Company acknowledges that its prior response may have been confusing. The Company advises the Staff that while no revenue accounting entries are recorded, a provision for costs associated with the redemption of the free LINE Coins, i.e. the incremental licensing fees payable to owners of third-party content used in products offered on the LINE messaging application, such as Stickers, is recognized upon issuance of free LINE Coins in connection with promoting other games, applications or products on the “Free Coins” page. As of December 31, 2014, the Company recorded a provision of 16,297 thousand yen for the costs associated with the redemption of the free LINE Coins, which was included in the promotional virtual credits reserve as disclosed in Note 13 Provisions on page F-44.

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We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 5 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Laura Veator, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Jan Woo, Attorney-Advisor
Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer
LINE Corporation

Alan L. Beller, Esq.
Craig B. Brod, Esq.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.
David Sneider, Esq.
Youngjin Sohn, Esq.
Simpson Thacher & Bartlett LLP